SO 6/27/03




03053463

KO 6/27

SECURITIES ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: Bluestone Securities Corp.
Continental Wingate Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Kendrick Street
(No. and Street)

Needham	MA	02494
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian E. Callahan — 781-707-9000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman
(Name — *if individual, state last, first, middle name*)

40 Broad Street, Suite 500, Boston, MA 02109
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brian E. Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Wingate Securities, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

JULIE M. CALLAHAN, Notary Public
My Commission Expires June 5, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Contents



BDO Seldman, LLP
Accountants and Consultants

40 Broad Street, Suite 500
Boston, Massachusetts 02109-4307
Telephone (617) 422-0700
Fax: (617) 422-0909

Report of Independent Certified Public Accountants

To the Stockholder of
Continental Wingate Securities, Inc.
Needham, Massachusetts

We have audited the accompanying balance sheets of Continental Wingate Securities, Inc., a wholly-owned subsidiary of Continental Wingate Company, Inc., as of December 31, 2002 and 2001, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Wingate Securities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental material contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Boston, Massachusetts
January 28, 2003

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Balance Sheets

December 31,	2002	2001
Assets		
Cash and cash equivalents	$ 30,247	$ 1,001
Short-term investments (Note 1)	-	28,616
Receivable from parent (Note 2)	1,672,132	1,671,951
	$1,702,379	$1,701,568
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$ 811	$ -
Stockholder's equity (Note 4):		
Common stock, $1.00 par value - authorized, 200,000 shares; 100 shares outstanding	100	100
Additional paid-in capital	274,900	274,900
Retained earnings	1,426,568	1,426,568
Total stockholder's equity	1,701,568	1,701,568
	$1,702,379	$1,701,568

See accompanying notes to financial statements.

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Statements of Operations and Retained Earnings

Years ended December 31,	2002	2001
Management fee income (Note 3)	$ 15,381	$ 4,965
Operating expenses	15,762	5,563
Operating loss	(381)	(598)
Interest income	381	598
Net income	-	-
Retained earnings, beginning of year	1,426,568	1,426,568
Retained earnings, end of year	$1,426,568	$1,426,568

See accompanying notes to financial statements.

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Statements of Cash Flows

Years ended December 31,	2002	2001
Cash flows from operating activities:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from parent	(181)	5,581
Accounts payable	811	(5,000)
Net cash provided by operating activities	630	581
Cash flows from investing activities:		
Decrease (increase) in short-term investments	28,616	(581)
Net cash provided (used) by investing activities	28,616	(581)
Net increase in cash and cash equivalents	29,246	-
Cash and cash equivalents, beginning of year	1,001	1,001
Cash and cash equivalents, end of year	$30,247	$ 1,001

Supplemental disclosure of cash flow information:

There were no income taxes or interest paid by the Company during the years ended December 31, 2002 and 2001.

See accompanying notes to financial statements.

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Notes to Financial Statements

1. Summary of Accounting Policies

Organization

Continental Wingate Securities, Inc. (the "Company") is a wholly-owned subsidiary of Continental Wingate Company, Inc. The Company is a registered broker/dealer which manages the syndication and sales of limited partnership interests in real estate developments including projects developed by Continental Wingate Company, Inc. and subsidiaries, as well as those developed by third party customers.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments, which include short-term investments and accounts payable, approximate their carrying values.

Cash Equivalents and Short-Term Investments

The Company considers all investments with original maturities of three months or less to be cash equivalents. The Company invests its excess cash in money market accounts.

Short-term investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that debt and marketable equity securities be classified as trading, available-for-sale, or held-to-maturity. Available-for-sale securities are reported in the balance sheet at fair value with unrealized gains or losses included in a separate component of stockholders' equity. At December 31, 2001, the Company held certificates of deposit of $28,616. These investments are classified as available-for-sale and are recorded at cost, which approximates fair value.

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Notes to Financial Statements

1. Summary of Accounting Policies (Continued)

Income Taxes

The Company is included in the consolidated corporate federal and state income tax filings of its parent. The parent and its stockholder have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code whereby the stockholders are liable for Federal and certain state income taxes on their respective shares of the parent's income.

The Company follows the liability method of accounting for certain state income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The Company had no financial statement or tax basis income for the years ended December 31, 2002 and 2001. Accordingly, the accompanying financial statements do not include a provision for income taxes.

2. Receivable from Parent

In June 2002, Continental Wingate Financial Services, Inc. transferred ownership of the Company to Continental Wingate Company, Inc. The receivable from parent of $1,672,132 and $1,671,951 at December 31, 2002 and 2001, respectively, represents amounts due from Continental Wingate Company, Inc. and Continental Wingate Financial Services, Inc. Such amounts are non-interest bearing and are due upon demand.

3. Management Fee Income

Management fee income consists of fees earned from an affiliate for services rendered as a registered broker/dealer.

Continental Wingate Securities, Inc. (a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Notes to Financial Statements

4. Net Capital Requirements

Pursuant to the basic net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's net capital and net capital requirements were as follows:

December 31,	**2002**	2001
Net capital	**$29,436**	$29,617
Net capital requirement	**$ 5,000**	$ 5,000

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholder of
Continental Wingate Securities, Inc.
Needham, Massachusetts

In planning and performing our audits of the financial statements of Continental Wingate Securities, Inc., a wholly-owned subsidiary of Continental Wingate Company, Inc., for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Continental Wingate Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5
(Concluded)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

BDO Seidman, LLP

Certified Public Accountants

Boston, Massachusetts
January 28, 2003

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Exemptions from Certain Requirements and Supplemental Information
For the Years Ended December 31, 2002 and 2001

1. The Company claims exemption from the requirements of Rule 15c3-3, under Section (K)(2)(i) of the Rule.

2. The Company also claims exemption from the requirements of Rule 17a-5(e)(4) since the Company's Securities Investor Protection Corporation Assessment is a minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

3. Statement pursuant to Rule 17a-5(d)4 - There were no differences between the computation of net capital pursuant to Rule 15c3-1 contained in the unaudited Part IIA filing of Form X-17A-5 and the accompanying audited financial statements for the years ended December 31, 2002 and 2001.

Continental Wingate Securities, Inc.
(a wholly-owned subsidiary of Continental Wingate Company, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Years ended December 31,	2002	2001
Computation of net capital:		
Total stockholder's equity	**$1,701,568**	$1,701,568
Deduct nonallowable assets:		
Receivable from parent	1,672,132	1,671,951
Net capital	$ 29,436	$ 29,617
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 54	$ -
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement*	$ 5,000	$ 5,000
Net capital	29,436	29,617
Excess net capital	$ 24,436	$ 24,617
Excess net capital at 1,000%:		
Net capital	$ 29,436	$ 29,617
10% of aggregate indebtedness	81	-
Excess net capital at 1,000%, as defined	$ 29,355	$ 29,617

*Greater of minimum net capital required or minimum dollar net capital requirement.